October 13, 2016



Jaea F. Hahn, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-212515; 811-04294  ("MOA Advantage")

Dear Ms. Hahn:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company" or "Depositor") via email on September 12, 2016. Each of the Staff's comments is set forth below, followed by the Company's response.

The following revisions will be incorporated into the above-referenced registration statements once the Company receives Staff approval to do so:

General

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Depositor will be solely responsible for any benefits or features associated with the Contract.

	Response:

	The Depositor bears financial responsibility for any benefits or features associated with the Contract.



2.	Please confirm supplementally that all material state-required variations to the contract terms are described in the prospectus.

	Response:

	To the extent there are comments from state regulators creating material variations to the provisions required in Form N-4, the variations will be reflected in the registration statement. The beginning of the prospectus also includes language describing the potential for contract variations from state to state.


3.	The prospectus discloses that a rate sheet may be used in connection with this Contract. Please include the form of rate sheet that will be used in a pre-effective amendment to the registration statement, adding disclosure explaining that fees and rates may change, and informing investors how to obtain current rates. We may have additional comments.

	Response:

	A sample rate sheet will be included in the pre-effective amendment.


4.	You define the variable annuity contract offered by the Company as the
"Contract" in the first paragraph on the cover page. Please review the prospectus to ensure that when referencing the variable annuity contract offered by the prospectus that the defined term "Contract" is used rather than the lower case "contract".

	Response:

	The Company will revise the prospectus as requested by the Staff.


5.	Please revise the cover page and inside cover page so that they are no more than two pages in length (e.g., removing underlying fund logos if necessary).

	Response:

	We believe, respectfully, that the fund company logos and listing of funding options provides helpful information for contract owners and increases understanding of the prospectus.


Special Terms (p.1)

6.	Please consider adding a definition of "Accumulation Unit Value" and
"Business Day."

	Response:

	In response to the Staff's comments, the Company will define "Accumulation Unit Value" and "Business Day" in the prospectus, as follows:

Accumulation Unit Value: the value of an Accumulation Unit. Accumulation Unit Value of any Sub-Account is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day. The fluctuations in value reflect the investment results, expenses of and charges against the Portfolio in which the Sub-Account invests its assets. Fluctuations also reflect charges against the Separate Account.

Business Day:  generally, any day on which the New York Stock Exchange
(NYSE) is open for trading. The Company's Business Day ends at 3:00 p.m. (central time) or the close of trading of the NYSE, if earlier.


7.	In the definition of "General Account":

a.	Please clarify that the General Account consists of the Fixed Account, the DCA Fixed Account and all other Company assets not allocated to a Separate Account.

b.	Please disclose that all assets in the General Account are subject to the Company's financial strength and claims-paying ability.

	Response:

	In response to the Staff's comments, the Company will revise the definition of "General Account" in the prospectus, as follows:

General Account: includes assets held in the Fixed Account, DCA Fixed Account and all other Company assets not allocated to a Separate
Account. General Account assets are subject to the financial strength and claims paying ability of the Company.


An Overview of Contract Features (pp. 4-7)

8.	Please consider adding a brief summary of risks related to variable annuity contracts to balance the benefits discussed in the introductory paragraph captioned "Annuity Contracts" on pages 4-5 (e.g., the value of an investor's variable account may increase or decrease over time, depending on the performance of Portfolios in which he or she invests).

	Response:

In response to the Staff's comments, the Company will add the following sentence to the "Annuity Contracts" section:

The value of a Variable Annuity may increase or decrease over time, depending on the investment experience of the Portfolios in the Separate Account.


	Type of Contract (p.5)

9.	In the second paragraph, please consider highlighting in bold the third sentence related to the right of cancellation.

	Response:

	The Company will bold the requested language.


	Investment Options (p.5)

10.	Please consider adding a brief discussion of the Fixed Account, stating that the prospectus relates only to investments made in the Variable
Annuity Account.

	Response:

	The Fixed Account is defined and referenced throughout the prospectus. Its presence in the prospectus is required given the interconnection between the Fixed Account and certain features and operations of the variable annuity contract. Therefore, respectfully, we believe that including a discussion consistent with the Staff's comment may confuse the reader and otherwise reduce understanding of the product.


	Death Benefit and Optional Death Benefits (p.6)

11.	Please clarify whether an investor may elect more than one optional death benefit, and state whether any of the riders are mutually exclusive. Please consider adding a cross reference to the charge on page 46 or summarizing the information found in the table in this summary section.

	Response:

A contract owner may not elect more than one optional death benefit. In response to the Staff's comments, we will add the following to page 6 of the prospectus:

Please refer to the section entitled "Optional	Death Benefit
Riders" later in the Prospectus for a complete description of each rider, its benefits, limitations, restrictions and availability with other riders.


12.	Please consider revising the reference to "Optional Contract Rider
Charges" to clarify that rider charges may increase over time to the maximum possible charge identified in the table for both death and living benefit riders.

	Response:

	The sentence referencing "Optional Contract Rider Charges" directs customers where to find a complete description of rider charges. Also, the prospectus includes a section for each optional rider which describes the rider features and charges in detail. We believe this language adequately notifies the customer where to obtain more information for rider charges and is consistent with guidance provided in Form N-4.


Optional Living Benefit Riders (p.6)

13.	Please consider adding a cross reference to the discussion of allocation plans on pages 21-27.

	Response:

	In response to the Staff's comments, we will add the following sentence (or similar) to the "Optional Living Benefit Rider" section of the prospectus:

	Please refer to the section entitled "CustomChoice Allocation Option" and "SimpleChoice Asset Allocation Portfolios" for information on the investment allocation plans permitted with the riders. For complete details on the allocation plans and investment options available with the riders, please refer to the specific rider sections in the prospectus.


Contract charges and Expenses (pp. 8-17)

14.	Please delete the second line under Transfer Fee ("Transfer
Charge.None").

	Response:

	The Company will remove the requested language.


15.	In the line item Optional Separate Account Charges, please revise as follows: "Estate Enhancement Benefit II (EEBII) Charge (as a percentage of Contract Value)".

	Response:

	In the line item Separate Account Annual Expenses Before Annuity Payments Commence, we indicate that the charges are "(as a percentage of average account value)". This section applies to the underlying expense line item categories, including the Estate Enhancement Benefit II (EEBII) Charge.

	In response to the Staff's comment, we will revise the line item Separate Account Annual Expenses Before Annuity Payments Commence to indicate "as of a percentage of Contract Value".



16.	In the introductory paragraph to the table captioned "Other Optional
Benefit Charges" on page 9, please clarify which riders are mutually exclusive, that the MyPath DB rider may not be purchased with the EEB II rider, and that a Contract owner may only hold one optional living benefit rider at a time or provide a cross reference to the Owner Expense Example on page 10.

	Response:

	In response to the Staff's comments, we will add the following language (or similar) immediately following the table in the "Other Optional
Benefit Charges" section of the prospectus:

Please note that you may only elect one living benefit rider with your Contract. Please refer to the "Optional Death Benefit Rider" and "Optional Living Benefit Rider" sections for complete details on the eligibility to purchase death benefit riders with other optional riders.


17.	Please delete footnote 1 to the Total Annual Portfolio Company
Operating Expenses on page 10, and disclose which of the specific individual portfolios have the minimum and maximum annual expenses listed in the table. Please note that information regarding the fund of funds related to expenses may be added as a footnote to the table of Portfolios.

	Response:

Respectfully, we believe the format and information regarding the "Total Annual Portfolio Company Operating Expenses" is consistent with guidance provided in Form N-4.


18.	At the end of the table of Portfolios on page 17, please consider revising the footnote related to SFT Advantus Government Money Market Fund to reflect the new money market fund rules which go into effect on October 14, 2016 by including the following:

Although the SFT Advantus Government Money Market Fund seeks to preserve its net asset value at $1.00, per share, it cannot guarantee it will do so. An investment in the SFT Advantus Government Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. The SFT Advantus Government Money Market Fund's sponsor has no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the STF Advantus Government Money Market Fund at any time. In addition, because of expenses.

	Response:

	The Company will revise the content as requested.


Description of the Contract

	Purchase Payments (pp. 19-20)

19.	Please briefly discuss any timing considerations that may impact the
Company's receipt of a purchase payment and any subsequent allocation to a Portfolio of the Variable Annuity Account or to the DCA Fixed Account
(e.g., will subsequent purchase payments need to be received by a certain time in order to receive that day's AUV.

	Response:

	In response to the Staff's comment, we will add the following language (or similar) to Purchase Payments section:

	We will allocate Purchase Payments on the basis of Accumulation Unit Values next determined after receipt of your request at our home office. In order to receive the current day pricing, Purchase Payments must be received by 3:00pm (central time).

	In addition, the Company describes purchase payment timing and valuation the "Purchase Payments and Value of Contract" section of the prospectus.
We believe this section adequately describes the process for receiving and allocating purchase payments and is consistent with the guidance provided in Form N-4.


20.	In the sixth paragraph, you state the company's right to refuse to accept additional Purchase Payments and the fourth sentence summarizes the impact upon the Contract owner if the Company exercises its right. Please also state that the owner's ability to increase his or her death benefit will also be limited if the Company exercises its right to limit or discontinue acceptance of all future Purchase Payments.

	Response:

The Purchase Payments section of the prospectus, which begins on page 19, provides the following: "This means that if we exercise these rights, you will not be able to make additional Purchase Payments and therefore will no longer be able to increase your Contract Value through additional Purchase Payments to the contract. Any guaranteed or optional benefits you may have elected and which are determined by the amount of Purchase Payments will also no longer be able to be increased through any additional Purchase Payments to the contract."

We believe this language adequately addresses the Staff's comment


	Purchase Payment Allocation Options (p.20)

21.	Please briefly describe how the investment performance of the underlying Portfolios may affect Accumulation Unit Values of the Variable Annuity (the value may increase or decrease).

	Response:

	In response to the Staff's comments, we will add the following language (or similar) to "Purchase Payments Allocation Options" section:

The investment performance of the underlying Portfolios has an impact on your Accumulation Unit Value (AUV) and the Contract Value of your
Contract.   You bear the entire investment risk for amounts allocated
to the Portfolios of the Variable Annuity Account.


	Focused Portfolio Strategies or Models (pp. 20-21)

22.	Please clarify whether participation in the five diversified Model
Portfolios is voluntary and whether there are any restrictions on changing an allocation from one of the Model Portfolios into another, or out of the Model Portfolios altogether.

	Response:

	The diversified Model Portfolios are voluntary. Also, the following language is included on page 21 of the prospectus:

The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the holdings of the Funds in the underlying Portfolios. However, this is considered a "static" allocation model. When you elect one of the Model Portfolios we do not automatically change your allocations among the Sub-Accounts if the Model Portfolio's allocation is changed. You must instruct us to change the allocation.

	We believe this language adequately addresses the Staff's comment.


23.	You disclose that there is no investment advisory relationship between
Securian and Contract Owners. Therefore, please clarify that the strategies and models are static and that if a model or strategy is revised, contract value will remain as invested before the change.

	Response:

	The strategies and models are static. In addition, please see the Company's response to comment no. 22 above.


	CustomChoice Allocation Option (p. 21)

24.	Please clarify what happens if one of the named underlying Portfolios in Groups A, B, C, D or E liquidates, merges or closes to new investors under the subheading "Possible Changes" on page 26.

	Response:

	As described in the "Possible Changes" section of the prospectus, the Fund line up within each group may change. The events described by the Staff
(i.e., liquidations, mergers, closings) would be considered "changes" to the Fund line up. Therefore, the process described in the "Possible
Changes" section would be followed if there's a liquidation, merger or closing of a fund.


25.	Please clarify whether a holder of the MyPath core Flex, MyPath Value or SureTrack Plus 90 optional living benefit rider may utilize both the CustomChoice and SimpleChoice Allocation Options at the same time.

	Response:

	A contract owner may not use both the CustomChoice and SimpleChoice Allocation Options at the same time. The "Contract Value Allocation Plan" section for each rider identifies the allocation options and how they may be used. We believe the "Contract Value Allocation Plan" section adequately addresses the Staff's comment.




Transfers (pp. 27-28)

26.	Please consider disclosing the latest time a transfer request may be received to be effected on that business day.

	Response:

	In response to the Staff's comments, we will add the following language (or similar) to the "Transfers" section:

In order to receive the current day pricing, transfer requests must be received by 3:00pm (central time).


	DCA Fixed Account Option (pp. 30-31)

27.	Please clarify that the DCA Fixed Account is not an investment in the
Fixed Account, and that the fixed interest to be paid will be calculated on an amount less than the sum of a Contract owner's Purchase Payment amounts over the established period of time since a portion of the amount allocated will be systematically transferred each month.

	Response:

	Both the Fixed Account and DCA Fixed Account are part of the General
Account.

	Based on Staff's comments, we will add the following to the "DCA Fixed Account Option" section of the prospectus: "Amounts allocated to the DCA Fixed Account will be held in a fixed account which credits interest at an annual rate at least equal to the minimum guaranteed interest rate shown in your contract."


28.	Please disclose that the DCA Fixed Account interest payments will be subject to the Company's financial strength and claims-paying ability.

	Response:

	The DCA Fixed Account interest payments are subject to the Company's financial strength and claims paying ability. In response to the Staff comment no. 7 above, the Company discloses that the DCA Fixed Account is subject to the Company's financial strength and claims paying ability. We believe this adequately addresses the Staff's comment.


	Redemption, Withdrawals and Surrender (pp. 33-34)

29.	Please disclose that the DCA Fixed Account interest payments will be subject to the Company's financial strength and claims-paying ability.

	Response:

	The DCA Fixed Account interest payments are subject to the Company's financial strength and claims paying ability. In response to the Staff comment no. 7 above, the Company discloses that the DCA Fixed Account is subject to the Company's financial strength and claims paying ability. We believe this adequately addresses the Staff's comment.


General Information

	The Company (p. 98)

30.	Please add the address of the Company as required by Item 5(a)(i) of
Form N-4.

	Response:

The address of the Company is listed on the first page of the prospectus.


	The General Account (pp. 101-102)

31.	Please expand the discussion to state that optional death and living benefits are also paid from the General Account and that these guarantees are all subject to the Company's financial strength and claims-paying ability.

	In response to the Staff's comments, we will add the following language (or similar) to the "General Account" section:

	Assets of the General Account used to pay benefits under a Contract, including optional death and living benefits, are subject to the Company's financial strength and claims paying ability.


Tandy Representations

"We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*	action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
*	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities."

Response:

In light of the Commission's announcement on October 5, 2016, we understand that Tandy representations are no longer necessary.

Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,
/s/ David M. Dimitri


David M. Dimitri
Senior Counsel